Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Preferred Stock (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of July 17, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of shares of Preferred Stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Preferred Stock in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Series B Convertible Perpetual Preferred Stock
of

Alere Inc.
at
$402.00 Net Per Share of Series B Convertible Perpetual Preferred Stock
Pursuant to the Offer to Purchase, dated as of July 17, 2017 by
Abbott Laboratories

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 11, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE").

        Abbott Laboratories, an Illinois corporation ("Abbott" or the "Purchaser"), is offering to purchase all the outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Alere Inc. ("Alere"), at a price of $402.00 per share of Preferred Stock (the "Offer Price"), plus accrued but unpaid dividends to, but not including, the Tender Settlement Date (as defined in the Offer to Purchase (as defined herein)) net to the seller in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 17, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase and other related materials, collectively, constitute the "Offer"). As of July 14, 2017, there were 1,774,407 shares of Preferred Stock outstanding.

        Barclays Capital Inc. is serving as Dealer-Manager in connection with the Offer (the "Dealer-Manager") and D.F. King & Co., Inc. is serving as Information Agent in connection with the Offer (the "Information Agent").

        Holders of record of shares of Preferred Stock who tender directly to American Stock Transfer & Trust Company, LLC (the "Depositary") will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Preferred Stock by the Purchaser pursuant to the Offer. Holders of shares of Preferred Stock who hold their Preferred Stock through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

        Abbott and Alere are party to an Agreement and Plan of Merger, dated as of January 30, 2016, as amended on April 13, 2017 (the "Merger Agreement"), providing for, subject to the satisfaction or waiver (if permissible under applicable law) of specified conditions, the acquisition of Alere by Abbott at a price of $51.00 per share of common stock in cash (the "Merger"), with Alere surviving the

Merger as a wholly-owned subsidiary of Abbott. The Merger is not conditioned upon, or otherwise subject to, the completion of the Offer. The Offer, however, is conditioned upon the consummation of the Merger on the terms set forth in the Merger Agreement.

        There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for shares of Preferred Stock tendered pursuant to the Offer, is conditioned on there being validly tendered (and not properly withdrawn) at the Expiration Date, that number of shares of Preferred Stock that equals at least a majority in voting power of the Preferred Stock issued and outstanding at the Expiration Date. The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, the consummation of the Merger in accordance with the terms of the Merger Agreement prior to, or concurrent with, the Expiration Date.

        If, upon the expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived, the Purchaser may elect to extend the Offer for any length of time and in its sole discretion, but is under no obligation to do so.

        Upon any extension, amendment or termination of the Offer, the Purchaser will inform the Depositary and make a public announcement of an extension of the Offer no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

        The Purchaser expressly reserves the right to waive, in whole or in part, any Offer condition or modify the terms of the Offer, subject to the applicable rules and regulations of the Securities and Exchange Commission.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, shares of Preferred Stock validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such shares of Preferred Stock pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for shares of Preferred Stock accepted for payment pursuant to the Offer will be made by deposit of the applicable offer price for such shares of Preferred Stock with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose shares of Preferred Stock have been accepted for payment.

        The Purchaser will pay for shares of Preferred Stock tendered and accepted for payment pursuant to the Offer only upon timely receipt by the Depositary of (i) the certificates representing shares of Preferred Stock (the "Share Certificates") or confirmation of a book-entry transfer of such shares of Preferred Stock (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to the shares of Preferred Stock are actually received by the Depositary.

        Shares of Preferred Stock tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 15, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the shares of Preferred Stock tendered in the Offer. For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase and must specify the name of the person who tendered the shares of Preferred Stock to be withdrawn, the number of shares of Preferred Stock to be withdrawn and the name under which the Share Certificates are registered, if different from that of the person who tendered such shares of Preferred Stock. If the Share Certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the physical release of such Share Certificates, the tendering shareholder must also submit the serial numbers shown on such Share Certificates to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase). If shares of Preferred Stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Preferred Stock and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of shares of Preferred Stock may not be rescinded, and any shares of Preferred Stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn shares of Preferred Stock may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be resolved by and at the discretion of the Purchaser. None of the Purchaser, the Depositary, the Dealer-Manager, the Information Agent nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The exchange of shares of Preferred Stock for cash pursuant to the Offer will be a taxable transaction to U.S. holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer to them, as well as tax consequences under any other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws or under any applicable income tax treaty.

        The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of shares of Preferred Stock should carefully read both documents in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at the Purchaser's expense. Except as described in the Offer to Purchase, the Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer-Manager, Depositary and the Information Agent) for soliciting tenders of shares of Preferred Stock pursuant to the Offer.

The Information Agent for the Offer is:	The Dealer-Manager for the Offer is:
D.F. King & Co., Inc.	Barclays Capital Inc.
48 Wall Street—22nd Floor New York, New York 10005 Banks and Brokers Call: (212) 269-5550 All others call Toll-Free: (877) 283-0316 Email: alr@dfking.com	745 Seventh Avenue, 5th Floor New York, New York 10019 Attn: Liability Management Group Banks and Brokers Call: (212) 528-7581 All others call Toll-Free: (800) 438-3242

July 17, 2017